News Release	TSX, AMEX Symbol: NG

NovaGold Announces Q2 Earnings

14 July 2006 Vancouver - NovaGold Resources Inc. (TSX:NG; AMEX:NG) NovaGold Resources Inc. is pleased to report its financial and operating results for the three and six months ended May 31, 2006 together with an update of the Company's development activities. Details of the Company's financial results are described in the unaudited consolidated financial statements and Management's Discussion and Analysis which, together with further details on each of the Company's projects including resource estimates, can be found on the Company's website www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Financials Results

General
The following information should be read in conjunction with the Company's May 31, 2006 unaudited consolidated financial statements and related notes and with the Company's audited consolidated financial statements and related notes for the year ended November 30, 2005, which were prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies have been consistently followed in preparation of these financial statements.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and British Columbia. NovaGold is advancing three of the largest undeveloped resources in North America: the Galore Creek copper-gold-silver project, the Donlin Creek gold project in partnership with Barrick Gold Corp., and the Ambler project in partnership with subsidiaries of Rio Tinto. NovaGold had $203 million of unrestricted cash at May 31, 2006 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. At July 12, 2006 the Company had 89.1 million common shares issued and outstanding. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol "NG".

Results of Operations
The Company reported a net loss before tax of $6.5 million for the six months ended May 31, 2006 compared with a net loss before tax of $6.9 million for the same period in 2005. The results for the Company include a significant amount of non-cash items, so net cash outflows used in operating activities are smaller than reported losses at $3.0 million in the first six months of 2006 compared with outflows of $4.0 million in the same period in 2005. The net loss after tax was $8.5 million for the six months ended May 31, 2006 (or $0.11 per share) compared with a net loss of $6.9 million (or $0.11 per share) in the same period in 2005. The increase in net loss for the six months ended May 31, 2006, compared to the same period in the prior year, was mainly due to increases in general, administrative and professional costs of $0.9 million, in foreign exchange losses of $1.4 million and income tax expense of $2.1 million, offset by an increase in net revenue of $2.7 million.

For the six months ended May 31, 2006 net revenues increased by $2.7 million due mainly to an increase of $2.2 million in interest income from the investment of the net proceeds of $189 million from the Company's public offering completed in early February 2006. In addition revenue from the Company's land and gravel sales, gold royalties and other revenues increased by $0.5 million largely due to increased land sales during the first quarter of 2006.

Expenses for the six months ended May 31, 2006 totalled $10.2 million compared with $7.9 million in the same period in 2005. The main components of this increase were (a) the increase in foreign exchange loss of $1.4 million resulting from the effect of the strengthening Canadian dollar against the US dollar on the Company's US dollar funds held to match anticipated US dollar expenditures, (b) the increase in professional fees of $0.5 million due in part to extra costs related to Sarbanes-Oxley compliance work and legal fees (c) the increase of $0.3 million in general and administrative costs and $0.5 million in direct salaries (offset by a $0.5 million reduction in stock based compensation) as a result of expanded staff resources and support costs in all areas to meet the needs created by the more advanced stages of the Company's projects and an expanded shareholder base. In addition, a future income tax expense of $2.1 million resulted from specific income tax effects of expenditures at Galore Creek.

The Company reported a net loss of $8.6 million (or $0.10 per share) for the quarter ended May 31, 2006, compared with a net loss of $1.8 million (or $0.03 per share) for the same quarter in 2005. The increase in the quarter's loss was as a result of stock-based compensation recognized in the quarter of $3.5 million, a foreign exchange loss totaling $2.0 million resulting from a strengthening Canadian dollar against the US dollar, and an income tax expense of $2.1 million related to income tax credits for expenditures on the Galore Creek project, with no significant comparable amounts in the same period in 2005.

Net revenues from interest income and the Company's land and gravel sales, gold royalties and other revenues totaled $2.2 million in the quarter ended May 31, 2006, compared with $0.5 million for the same quarter in 2005. The main increase was due to the $1.9 million increase in interest income due to higher cash balances invested and the generally higher interest rates, particularly for the US funds invested.

Expenses were $8.5 million for the quarter ended May 31, 2006 compared with $2.2 million in the same quarter in 2005. During the quarter, the Company recorded a foreign exchange loss of $2.0 million resulting from the effect of the strengthening of the Canadian dollar on the Company's US dollar cash balances which offsets gains made in the first quarter of $0.7 million. In the quarter the Company recorded $3.5 million for stock-based compensation compared with none in the previous year. The difference is due to timing of grants. In 2006, the Company granted annual stock options in March compared with January in 2005. The March 2006 grants were the main part of the second quarter $3.5 million stock based compensation expense and the January 2005 grant was the main part of the $4.2 million charge in the first quarter 2005. The accounting for stock-based compensation includes an equivalent amount in shareholders' equity, so there is no net effect on shareholders' equity as a result of this charge.

Overall general and administrative costs, salaries, corporate development and communication, and professional fees have increased by $0.6 million to $2.9 million in the second quarter of 2006 compared with $2.3 million in the same quarter in 2005. General and administrative, professional fees and salaries have increased because of the Company's growth and increased activity.

In the three months ended May 31, 2006 the Company also recorded a dilution loss of $0.2 million from its ownership of common shares of Alexco Resource Corp. resulting in a net dilution gain of $0.3 million for the six months ended May 31, 2006. No dilution gain or loss arose in 2005.

The Company carries out exploration activities in Canada and the United States. The Company's exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the second quarter, the Company expended $6.7 million on mineral properties and related deferred costs ($12.1 million for the six months ended May 31, 2006) compared with $11.9 million for the second quarter in 2005 ($15.5 million for the six months ended May 31, 2005).

The overall expenditures in 2006 reduced compared with 2005 mainly because of the reduced activity related to the Galore Creek project. In 2005 extensive work was undertaken particularly with regard to environmental baseline data collection, to prepare the applications for Environmental Assessment and preparing for the extensive drill program in 2005 necessary to provide data for the feasibility study being completed in 2006. In 2005 a total of 63,000 metres of drilling was completed by the Company in and around Galore Creek whereas in 2006 the Company has budgeted to complete 18,000 metres of drilling. The majority of the expenditures in 2006 at Galore Creek relate to finalizing the environmental and engineering work for the submission of an Environmental Assessment Report that was submitted in May 2006 and an independent Feasibility Study targeted to be completed on the project in the second half of 2006. The expenditures on the Copper Canyon property mainly relate to the fair value of the Company's 74,074 common shares issued during the first quarter as part of the property option agreement. In the six months ended May 31, 2006 the Company also expended $2.3 million (net of non-cash stock based compensation) on exploration, engineering and environmental permitting at the Rock Creek project in Nome, Alaska.

Factors that can cause fluctuations in the Company's quarterly results are the timing of the Nome land sales, stock option grants, taxation and the write-offs of mineral property costs previously capitalized. The main fluctuations over the previous eight quarters related to stock options and taxation. The majority of the Company's properties are not yet in production, consequently the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in the first half of 2006.

Liquidity and Capital Resources
The Company expended $3.0 million on operating activities during the six months ended May 31, 2006 compared with $4.0 million in the same period in 2005. The cash flow used in operations, before non-cash working capital, was largely unchanged at $2.7 million in 2006 compared with $2.6 million in 2005. The main improvement in cash flow from operating activities resulted from movements in non-cash working capital items primarily resulting from reductions in receivables in the first half of 2006 compared with an increase in the first half of 2005.

The Company received net proceeds of $194 million from a public offering and the exercise of stock options and warrants in the six months ended May 31, 2006 compared with $1.1 million from the exercise of stock options in the first six months of 2005.

The Company expended $21.5 million on investing activities in the six months ended May 31, 2006 compared with $15 million in the same period in 2005. Of this amount $3.0 million was invested in the acquisition of 1.2 million shares in Alexco Resources, $6.7 million was expended on property, plant and equipment mainly for the Rock Creek project in anticipation of mine construction approval in 2006, and $12.1 million was expended on exploration mainly on the Galore Creek and Rock Creek projects. In addition, $3.8 million of investment tax credits related to expenditures on the Galore Creek property were recognized in the period.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At May 31, 2006, the Company's aggregate commitments for operating leases totaled $2.8 million.

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook
At May 31, 2006 the Company had unrestricted cash and cash equivalents of $203 million. On February 8, 2006 the Company issued by way of public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $189 million. The net proceeds from the financing are planned to be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above. In particular, the proceeds will only be expended on the development of Rock Creek if a development decision is made. If such a decision is not made, the funds allocated for the construction of Rock Creek will be utilized for the completion of feasibility studies on each of the Galore Creek project and the Donlin Creek project and for exploration on the Company's other projects.

In 2006, the Company has budgeted to invest a minimum of $75 million on its share of exploration and development programs on its properties. This work is anticipated to include a minimum of 115,000 meters of drilling, including that funded by joint venture partners, with the majority of the work focused on the Donlin Creek, Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend approximately $40 million on programs that are planned to lead to completion of a feasibility study in the second half of 2006 and to assist permit completion in 2007. Included in the budget are approximately 18,000 metres of infill and exploration drilling, continuation of detailed design, particularly of the road access, continued metallurgical testing, monitoring and community projects as well as the US$7.5 million property payment due in October 2006. The Company is reviewing activities and the ordering of long lead time item equipment that may be carried out prior to obtaining development permits but which may assist the construction timeline at Galore Creek. The Company's Board has approved up to an additional $49 million of expenditures at Galore Creek in calendar 2006 subject to review as the permitting process advances.

At Rock Creek (and Big Hurrah) the Company is planning a two staged approach. The first stage consists of US$26 million budgeted in 2006 for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 metre drill program. This amount has been increased by US$10 million to allow for continuing pre-construction activities. The second stage assumes that permits will be obtained on a timely fashion and that the board of directors of the Company will make a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah. It is expected that a further budget for 2006 of approximately US$20 million would be added at this time.

The Company is continually assessing the activities and timelines for both the Galore Creek and Rock Creek/Big Hurrah projects and may change the planned expenditures on those projects dependent on these ongoing assessments, primarily related to when permits are likely to be issued, currently expected for Rock Creek to be before the 2006 year-end.

At the Ambler project, the Company plans to spend US$4 million completing a resource estimation and scoping study, continuing transportation and power studies, carrying out further metallurgical test work and undertaking a minimum 3,000 meters drilling program focusing on new areas along the Ambler belt.

NovaGold's joint venture partner at Donlin Creek is Placer Dome US. On March 15, 2006 Barrick Gold Corp (Barrick) acquired all of the shares of the parent of Placer Dome US. NovaGold's rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick's acquisition of Placer Dome Inc. Barrick has given notice to NovaGold that Placer Dome US (Barrick) has met the US$32 million expenditure requirement at Donlin Creek. NovaGold has accepted this notice subject to review and audit. Barrick has presented a budget of US$57 million, including approximately 80,000 meters of drilling for Donlin Creek for calendar 2006. Subject to any adjustment that may come from the audit of the US$32 million expenditures, NovaGold's share will be approximately US$15 million. NovaGold expects to request that this US$15 million be advanced by Barrick on the Company's behalf as allowed in the joint venture agreement.

In addition to the above NovaGold has other ongoing expenditures and property interests. The Company expects to fund all its currently planned and approved activities for 2006 from existing cash. In May 2006 the Company entered into an agreement to acquire all of the outstanding common shares and stock options of Coast Mountain Power Corp. (Coast Mountain) by way of plan of arrangement. Under the plan, shares of Coast Mountain will be exchanged for NovaGold shares at a ratio valued at $2.20 per Coast Mountain share, based on the weighted average trading price of NovaGold's shares over a fixed period prior to the effective date of the arrangement. The transaction has a total value of approximately $45 million, before expenses. Coast Mountain is a green power company with hydroelectric development projects located near NovaGold's Galore Creek copper-gold project in northwestern British Columbia. The transaction is subject to certain shareholder, regulatory and other approvals. A special meeting of Coast Mountain shareholders is scheduled to be held on July 28, 2006 to approve the transaction. NovaGold has agreed to purchase a $1 million 12% convertible secured debenture of Coast Mountain to finance mutually agreed upon costs prior to completion of the transaction and Coast Mountain has agreed to pay a termination fee of $1.5 million to NovaGold in certain circumstances, including in the event the agreement is terminated by Coast Mountain to accept a superior proposal from another prospective bidder. When the transaction is complete, assuming sufficient votes are received, NovaGold contemplates preparing an updated feasibility study on Coast Mountain's Forrest Kerr project and considering the potential expenditures on the related power line and infrastructure improvements for Forrest Kerr that may also benefit the Company's Galore Creek project. No commitment for those amounts has yet been made. Management believes that there will be development synergies with NovaGold's Galore Creek copper-gold project and Coast Mountain's approved hydroelectric plant and power transmission line.

On June 19, 2006 NovaGold announced an all-cash offer to acquire all of the outstanding common shares of Pioneer Metals Corp. (Pioneer) at a price of 57 cents per share. The offer is open for acceptance until 9 p.m. Vancouver time on July 25, 2006. The offer is subject to certain conditions, including receipt of all necessary regulatory approvals, absence of adverse changes and acceptance of the offer by Pioneer's shareholders who tender a sufficient number of common shares so that NovaGold will hold not less than 66-2/3 per cent of the outstanding common shares on a fully diluted basis. The maximum amount of cash payable by NovaGold if it acquires all of the outstanding common shares that it does not presently hold, assuming exercise of all of Pioneer's outstanding share options, will be approximately $34.6 million, excluding expenses. The acquisition of Pioneer is part of NovaGold's long-term strategy to consolidate the Galore Creek district and facilitate efficient development of the property.

Related Party Transactions
In 2005, the Company sold 650399 BC Ltd. (BC), which held the Company's Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser was Alexco Resource Corp. (Alexco), a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd. were shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd. at the time of the sale. The sale proceeds were equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. Although no agreement has been concluded, the Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

In January 2006 Alexco completed an initial public offering (IPO) and was listed on the Toronto Stock Exchange (TSX). The TSX listing accelerated the maturity of certain warrants previously issued. NovaGold did not participate in the IPO nor did it own any warrants. As a consequence of these issuances NovaGold's interest in Alexco was reduced from approximately 29% to 19.3% and the Company recognized a gain of $0.5 million on the dilution during the first quarter. The Company, in order to maintain its percentage interest in Alexco, committed to purchase up to 1.2 million common shares in Alexco at $2.50 per share contemporaneously with a public offering by Alexco at the same per share amount.

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Khotol property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totaling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

Critical Accounting Estimates
The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired. Investment tax credits, when there is reasonable assurance that they will be realized, are offset against mineral properties and related deferred costs.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management's estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

The Company's accounting policies are described in note 2 to the Company's 2005 audited consolidated financial statements which can be obtained on the Company's website www.novagold.net or on SEDAR at www.sedar.com

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalized costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Acquisitions
The Company is in the process of potentially acquiring Coast Mountain Power Corporation and Pioneer Metals Corporation. There can be no assurance that the Company will be successful in either of these acquisitions. Should the Company not be successful in these acquisitions, there may be negative effects on the timeline of development of the Galore Creek project but it is not expected that the carrying value of Galore Creek will be negatively affected from an accounting viewpoint.

About NovaGold
NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net

For more information about NovaGold contact:

Don MacDonald, CA, Senior Vice President & CFO
Greg Johnson, Vice President Corporate Communications and Strategic Development
Telephone: (604) 669-6227 or Toll Free 1-866-669-6227

Forward-Looking Statements
Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of NovaGold's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in NovaGold's registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in NovaGold's most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. NovaGold disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.